Filed by Chicago Bridge & Iron Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934 as amended

Subject Companies:  The Shaw Group Inc.

 Commission File No.: 001-12227

                      Questions and Answers – CB&I Employees

_____________________________________________________________________________________________

30 July 2012

CB&I Acquisition of The Shaw Group

Acquisition Rationale

Why is CB&I acquiring The Shaw Group Inc. (Shaw)?  What is the rationale for the acquisition?

The combination of CB&I and Shaw will create one of the world’s largest engineering, procurement and construction (EPC) companies focused on the global energy industry.  Shaw is a leading provider of EPC services to the energy sector with a focus on power generation, which complements CB&I’s standing as a leading builder of energy infrastructure projects for the hydrocarbon sector.

The resultant company of approximately 50,000 employees will be able to provide clients with a wide range of products and services across the entire energy spectrum, from proprietary technology to engineering, procurement, fabrication, construction and final commissioning.  CB&I has great respect for Shaw and its people and we believe the combination will lead to growth opportunities across the entire energy sector.

Why is Shaw a good fit for CB&I?  What are the synergies between the two businesses?

Although our companies target their expertise toward different end markets, the skills of the employees are transferable across the entire combined organization.  By adding thousands of engineers and field personnel to our global employee base, significant fabrication capacity to our existing global footprint, and relationships with energy sector clients throughout the world, we will now have an even greater ability to compete for and execute the world’s largest energy infrastructure projects, regardless of type, scope, or location.

Company Information

Who is Shaw and what do they do?

The Shaw Group Inc. (NYSE: SHAW) is a leading global provider of engineering, construction, technology, fabrication, remediation and support services for clients in the energy, chemicals, environmental, infrastructure and emergency response industries.  A FORTUNE 500 company with fiscal year 2011 annual revenues of $5.9 billion, Shaw has approximately 27,000 employees around the world and is a power sector industry leader.  Their website address is www.shawgrp.com.

Shaw’s operations are segmented into four business units:

  Shaw’s Power Group provides engineering, procurement and construction services to the electric generating industry for major nuclear, gas, clean coal and air quality projects.
  Shaw’s Plant Services division is one of the largest providers of system-wide maintenance and modifications, servicing nearly 40 percent of U.S. nuclear plants, as well as customers in the refining and petrochemical industries.
  Shaw’s Environmental & Infrastructure Group provides full-scale environmental and infrastructure services for government and private-sector clients around the world.
  Shaw’s Fabrication & Manufacturing Group provides piping, structural steel and module prefabrication and assembly for power and industrial clients.

Who is CB&I and what do they do?

CB&I is one of the world’s leading EPC companies and a major process technology licensor.  The company provides a comprehensive range of solutions to customers in the  energy and natural resource industries.  With approximately 23,000 employees and 80 locations worldwide, CB&I offers a full scope of services, from conceptual design and technology licensing, through engineering, procurement, fabrication and construction, to final commissioning and beyond – with a portfolio of aftermarket services.

CB&I’s operations are segmented into three business sectors:

•         Lummus Technology provides process technologies, catalysts and specialty equipment to the hydrocarbon processing industry

•         Project Engineering and Construction builds upstream and downstream oil & gas projects, LNG production and regasification terminals, and wide range of other energy related projects

•         Steel Plate Structures designs, fabricates and constructs storage tanks and containments vessels and their associated systems for the oil & gas, water & wastewater, mining and nuclear industries.

Transaction Details

What are the terms of the transaction?

Shareholders will receive $41.00 in cash and $5 in CB&I common stock, or a total of $46.00 per share based on an agreed upon recent average stock price of $38.81.  The sources of the cash consideration will be Shaw cash, CB&I cash, and fully committed new debt.  Given the anticipated cash of approximately $1.3 billion on Shaw’s fiscal year-end balance sheet, this valuation represents an enterprise value of approximately $1.9 billion with a corresponding multiple of approximately 7x Shaw’s expected fiscal 2012 EBITDA.

What regulatory approvals are required?

The acquisition is subject to customary government and regulatory approvals, including expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act.

What is the timeline for completion of the transaction?

It is anticipated the transaction will close in the first quarter of 2013.

Is there a plan if the transaction does not close?

Both CB&I and Shaw are confident that the transaction will close.  The value for all shareholders involved is significant, the opportunities for employees are great, and the capabilities the combined company can offer our customers are substantial.

The transaction has been approved unanimously by both company’s boards of directors.  Financing has been secured.  The transaction is subject to customary regulatory approvals.  The companies are largely complementary and, as a result, we feel comfortable this will be a smooth transaction.

Should the transaction not close for whatever reason, both companies will continue to operate independently as they do at present.

How will the investment impact CB&I’s credit line?

CB&I has an implied institutional credit rating which will not be affected.  The transaction will increase CB&I’s outstanding debt.  Based on the anticipated performance of the combined company, we intend to pay off the debt at regular intervals with a corresponding reduction in leverage.

How much debt will CB&I assume?  How much cash will CB&I acquire?

CB&I places a great deal of importance on the strength of our balance sheet.  CB&I will fund the transaction with a combination of cash, debt and equity, assuring that we have adequate cash on hand to run the business.  We do not see this investment adversely affecting our ability to secure adequate credit lines or restricting the internal investments necessary to continue to grow our business.

CB&I will assume virtually no debt.  Shaw has previously announced that its Nuclear Energy Holdings subsidiary intends to exercise its put option to sell its 20% interest in Westinghouse back to Toshiba, leaving the company essentially debt free.  Shaw anticipates a large cash balance at the end of its 2012 fiscal year which will be used to partially fund the transaction.

How much of Shaw’s backlog will transfer to CB&I?

A small portion of Shaw’s current backlog is associated with the Energy & Chemicals Group, and it is included in the sale of this group to Technip.  All other Shaw backlog will be added to CB&I’s backlog as part of the transaction, and the total combined backlog is expected to be in the range of $28-29 billion upon the close of the transaction.

Will any Shaw liabilities be assumed by CB&I?

CB&I is acquiring all of Shaw’s assets and liabilities except for the Energy & Chemicals Group (E&C), which Shaw has previously agreed to sell, and the 20% share of Westinghouse Electric Company (WEC).  E&C is being acquired by Technip (Shaw has stated this transaction will close next month).  Shaw has announced its intention to exercise the put option to sell the 20% share in WEC back to Toshiba.

Integration of Companies

Will CB&I keep all of Shaw?

Yes, it’s a stock deal, so CB&I is acquiring all of Shaw, other than the Energy & Chemicals Group and the 20% share of Westinghouse as previously announced.

How will the company be structured once the acquisition is finalized?

CB&I and Shaw are complementary businesses.  We intend to operate Shaw as a core   business sector operating under the CB&I umbrella.  Shaw is expected to continue to focus on its existing markets, and its managers will remain actively engaged in the management of the business.

What technology does Shaw bring to CB&I?

Shaw has technology and intellectual property in its Power Group relating to the nuclear industry.  In addition, its Fabrication & Manufacturing Group has the world’s leading induction bending technology for pipe and structural fabrication.

Will CB&I retain the Shaw brand name?

CB&I values the brand equity that Shaw has built during its 25 years of existence.  Once the acquisition is finalized, the business sector encompassing Shaw’s products and services will go to market as CB&I Shaw.

Current Projects and Work

How will the acquisition impact current and future projects?

We don’t anticipate any significant changes in current projects.  We ask our employees to maintain their focus on meeting our commitments to our clients.  Going forward, the acquisition will significantly extend CB&I’s products, services and capabilities, better enabling us to respond to the growing demand for energy infrastructure around the world.  Both companies have good processes and systems, many of which are common.  We will evaluate our respective platforms, with a goal of implementing best practices across both organizations.  Until the transaction closes, everything is business as usual.

Office Locations

Where are Shaw’s offices located?

Shaw is headquartered in Baton Rouge, Louisiana, and its Power Group is based in Charlotte, North Carolina.  Shaw has offices and fabrication facilities worldwide.

Where will the company’s headquarters be located?

CB&I maintains its administrative headquarters in The Woodlands, Texas.

Employment and Benefits

What happens until the transaction is final?  Will my job be the same?

Our business will continue to operate as it always has during the transition period.  We will continue to work in the normal course of business on all projects with the same current customer and vendor contacts.  We should all focus on our work, our projects and our customers, providing the best service and capabilities possible.

Will common functions be merged?  Will there be staff reductions?

From the knowledge we have gained about Shaw to date, it appears both companies run lean operations, which explains in part why both have been successful in the marketplace.  The combined company will have approximately $12 billion in revenues and $28-29 billion in backlog, and it takes a talented group of people to manage an operation of that size and complexity.  While we cannot promise there will be no redundancies, it appears there is very little duplication at most levels of the organization.

How will the pay and benefits for the new Shaw employees compare?

While our due diligence of Shaw’s operations has been extensive, there are areas where we need to learn about each other and determine best practices.  We are constantly evaluating the compensation and benefits package we offer in order to remain competitive in the marketplace and attract and retain the employees we need to drive our business forward.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of The Shaw Group Inc. (“Shaw”) and CB&I that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw and CB&I. INVESTORS AND SECURITY HOLDERS OF SHAW AND CB&I ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.Shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw and CB&I in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction if and when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. Actual future results and financial performance could vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and the proposed merger (including its benefits, results, effects and timing) that may not be realized.  Risks and uncertainties related to the merger include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, and June 30, 2012, and other reports filed with the Securities and Exchange Commission (SEC). Please read our “Risk Factors” and other cautionary statements contained in these filings.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise.  As a result of these risks and others, actual results could vary significantly from those anticipated in this press release, and our financial condition and results of operations could be materially adversely affected.